Exhibit 99.14

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(Unaudited)

(Expressed in millions of U.S. dollars)

TABLE OF CONTENTS

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION	2
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME	3
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	4
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS	5
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	6
1. CORPORATION INFORMATION	6
2. BASIS OF PREPARATION	6
3. MATERIAL ACCOUNTING POLICY INFORMATION	6
4. INVENTORY	7
5. PREPAID EXPENSES AND OTHER CURRENT ASSETS	7
6. PROPERTY, PLANT AND EQUIPMENT	8
7. DEBT	8
8. LEASE-RELATED OBLIGATIONS	9
9. SHARE-BASED PAYMENTS	10
10. OTHER EXPENSES	12
11. DERIVATIVE CONTRACTS	12
12. EARNINGS PER SHARE	14
13. SUPPLEMENTAL CASH FLOW INFORMATION	15
14. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT	15
15. COMMITMENTS	16

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

Millions of U.S. dollars	Note	March 31, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents		$106.5	$110.2
Derivative contracts	11	4.4	—
Value-added tax receivables		59.2	69.8
Inventory	4	152.4	150.1
Prepaid expenses and other current assets	5	21.2	33.6

		343.7	363.7
Non-current assets:
Value-added tax receivables		1.1	1.1
Other non-current assets	8	16.0	18.7
Deferred income tax assets		76.0	84.5
Property, plant and equipment	6	1,778.4	1,671.8

Total assets		$2,215.2	$2,139.8

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities		$160.2	$169.9
Income taxes payable		47.9	143.5
Lease-related obligations	8	30.1	29.2
Derivative contracts	11	0.8	3.5

		239.0	346.1
Non-current liabilities:
Other non-current liabilities	9	6.5	13.2
Debt	7	193.1	62.9
Lease-related obligations	8	56.4	49.1
Decommissioning liabilities		46.2	37.6

Total liabilities		$541.2	$508.9

Shareholders’ equity:
Share capital		$1,037.5	$1,033.3
Contributed surplus		24.1	24.2
Other reserves		(56.6)	(56.6)
Retained earnings		669.0	630.0

		$1,674.0	$1,630.9

Total liabilities and shareholders’ equity		$2,215.2	$2,139.8

Subsequent event (Note 6)

Commitments (Note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

2 Torex Gold Resources Inc. | TSX: TXG

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(unaudited)

		Three Months Ended

Millions of U.S. dollars, except per share amounts	Note	March 31, 2025	March 31, 2024
Revenue
Metal sales		$170.0	$236.5
Cost of sales
Production costs		56.2	100.8
Royalties		6.0	6.9
Depreciation and amortization		31.9	49.7

Earnings from mine operations		$75.9	$79.1
General and administrative expenses	9	16.4	12.3
Exploration and evaluation expenses		5.4	1.2
Other expenses	10	—	1.2

		$21.8	$14.7

Derivative (gain) loss, net	11	(2.8)	16.2
Finance costs (income), net		2.6	(1.7)
Foreign exchange loss		0.8	—

		$0.6	$14.5

Income before income taxes		$53.5	$49.9
Current income tax expense		6.0	26.2
Deferred income tax expense (recovery)		8.5	(19.4)

Net income and comprehensive income		$39.0	$43.1

Earnings per share
Basic	12	$0.45	$0.50
Diluted	12	$0.45	$0.50

Weighted average number of common shares outstanding
Basic	12	86,125,855	85,949,559
Diluted	12	87,326,899	86,499,360

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(unaudited)

Millions of U.S. dollars, except number of common shares	Number of Common Shares	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Total Shareholders’ Equity
Balance, January 1, 2024	85,885,453	$1,032.1	$24.2	$(56.6)	$ 495.4	$1,495.1
Redemption of restricted share units	15,090	0.2	—	—	—	0.2
Redemption of EPSUs and ERSUs	84,213	0.9	—	—	—	0.9
Net income	—	—	—	—	43.1	43.1

Balance, March 31, 2024	85,984,756	$1,033.2	$24.2	$(56.6)	$ 538.5	$1,539.3

Millions of U.S. dollars, except number of common shares	Number of Common Shares	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Total Shareholders’ Equity
Balance, January 1, 2025	85,991,823	$1,033.3	$24.2	$(56.6)	$630.0	$1,630.9
Exercise of stock options	13,126	0.1	(0.1)	—	—	—
Redemption of restricted share units	2,333	0.1	—	—	—	0.1
Redemption of EPSUs and ERSUs	198,162	4.0	—	—	—	4.0
Net income	—	—	—	—	39.0	39.0

Balance, March 31, 2025	86,205,444	$1,037.5	$24.1	$(56.6)	$669.0	$1,674.0

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

Three Months Ended

Millions of U.S. dollars	Note	March 31, 2025	March 31, 2024
Operating activities:
Net income for the period	$39.0	$43.1
Adjustments for:
Share-based compensation expense	2.3	2.3
Cash settlement of share-based compensation	(7.8)	(1.0)
Loss on remeasurement of share-based payments	7.6	4.2
Depreciation and amortization	32.0	49.8
Derivative contracts	11	(7.1)	11.6
Unrealized foreign exchange gain	(0.7)	(0.6)
Finance costs (income), net	2.6	(1.7)
Interest received	1.5	2.6
Income tax expense	14.5	6.8
Tax credit applicable to production costs	—	(0.7)
Income taxes paid	(101.6)	(43.9)

Net cash (used in) generated from operating activities before changes in non-cash operating working capital	$(17.7)	$72.5
Changes in non-cash operating working capital	13	7.8	7.3

Net cash (used in) generated from operating activities	$(9.9)	$79.8

Investing activities:
Additions to property, plant and equipment	(123.5)	(126.1)
Borrowing costs capitalized to property, plant and equipment	(0.7)	(0.9)
Value-added tax receivables, net	7.6	(10.3)

Net cash used in investing activities	$(116.6)	$(137.3)

Financing activities:
Repayment on Debt Facility	(25.0)	—
Proceeds from Debt Facility	155.0	—
Lease payments	(3.4)	(1.4)
Other borrowing costs paid	(3.4)	(0.5)

Net cash generated from (used in) financing activities	$123.2	$(1.9)

Effect of foreign exchange rate changes on cash and cash equivalents	$(0.4)	$(0.2)

Net decrease in cash and cash equivalents	$(3.7)	$(59.6)
Cash and cash equivalents, beginning of period	$110.2	$172.8

Cash and cash equivalents, end of period	$106.5	$113.2

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 1. CORPORATION INFORMATION

Torex Gold Resources Inc. (the “Company” or “Torex”) is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property (the “Morelos Property”), an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City. The Company’s principal asset is the Morelos Complex, which includes the producing Media Luna Underground, ELG Underground, and ELG Open Pit mines, the development stage EPO Underground Project, a processing plant, and related infrastructure.

The Company is a corporation governed by the Business Corporations Act (Ontario). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol TXG. Its registered address is 130 King Street West, Suite 740, Toronto, Ontario, Canada, M5X 2A2.

These unaudited condensed consolidated interim financial statements (herein referred to as “consolidated financial statements”) of the Company as at and for the three months ended March 31, 2025 include the accounts of the Company and its subsidiaries.

NOTE 2. BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements do not include all of the disclosures required by IFRS Accounting Standards (“IFRS”) as issued by the IASB for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024.

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on May 7, 2025.

NOTE 3. MATERIAL ACCOUNTING POLICY INFORMATION

The accounting policies applied in these consolidated financial statements are the same as those applied in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

The significant judgments, estimates and nature of assumptions made by management in applying the Company’s accounting policies are consistent with those applied in the audited consolidated financial statements for the year ended December 31, 2024.

Accounting Pronouncements

Recent Accounting Pronouncements Issued but not yet Effective

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

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Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 4. INVENTORY

	March 31, 2025	December 31, 2024
Ore stockpiled	$75.8	$76.4
In-circuit	7.8	12.5
Finished goods	4.6	6.3
Materials and supplies	64.2	54.9

	$152.4	$150.1

The amount of depreciation included in inventory as at March 31, 2025 was $47.8 (December 31, 2024 - $55.5). As at March 31, 2025, materials and supplies are shown net of a provision of $4.1 (December 31, 2024 - $4.1). The Company has a secured debt facility (the “Debt Facility”) (Note 7) that is secured by all the assets, including inventory, of the Company and its material subsidiaries.

NOTE 5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	March 31, 2025	December 31, 2024
Trade receivables	$1.7	$14.7
Prepayments	17.4	16.9
Other current assets	2.1	2.0

	$21.2	$33.6

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Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

	Mexico			Canada	Total
	Mineral Property	Property & Equipment	Construction in Progress	Property & Equipment
Net book value as at December 31, 2024	$52.9	$329.4	$1,288.6	$0.9	$1,671.8
Additions	—	28.0	97.7	—	125.7
Closure and rehabilitation	—	1.2	6.6	—	7.8
Depreciation	(0.8)	(26.1)	—	—	(26.9)

Net book value as at March 31, 2025	$52.1	$332.5	$1,392.9	$0.9	$1,778.4

For the three months ended March 31, 2025, property, plant and equipment additions included $0.7 of capitalized borrowing costs (year ended December 31, 2024 - $8.7). As at March 31, 2025, property, plant and equipment included, net of accumulated depreciation, $15.8 of capitalized borrowing costs (December 31, 2024 - $15.3) and $14.4 related to the decommissioning liabilities for the Morelos Complex (December 31, 2024 - $6.9). Mineral property included, net of accumulated depreciation, $0.5 of capitalized deferred stripping costs (December 31, 2024 - $0.7), which included $0.1 of capitalized depreciation of property and equipment (December 31, 2024 - $0.1). Included within property and equipment, net of accumulated depreciation, are right-of-use assets (Note 8) of $7.8 as at March 31, 2025 for leases of light vehicles, plant equipment and office space (December 31, 2024 - $4.0). In addition, included within property and equipment, net of accumulated depreciation, are IFRS 9, Financial Instruments (“IFRS 9”), lease assets (Note 8) of $62.7 as at March 31, 2025 for leases of primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations (December 31, 2024 - $56.2).

Effective May 1, 2025, the Media Luna Project entered the production stage.

NOTE 7. DEBT

	March 31, 2025	December 31, 2024
Debt:
Debt Facility	$193.1	$62.9
Non-current portion of debt, net of deferred finance charges	$193.1	$62.9

Debt Facility

The Company and its Mexican subsidiary (as co-borrowers) have a Debt Facility with capacity of $300.0 with the Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, ING Bank N.V. and National Bank of Canada (the “Lenders”). The Debt Facility includes an accordion feature for an additional $150.0 in available capacity at the discretion of the Lenders.

As at March 31, 2025, the Company had borrowings of $195.0 on the Debt Facility and had utilized $13.9 for letters of credit, reducing the available credit of the Debt Facility to $91.1 (December 31, 2024 - $65.0, $13.7 and $221.3, respectively). During the three months ended March 31, 2025, the Company drew $130.0, net, on the Debt Facility (three months ended March 31, 2024 - $nil).

The Debt Facility incorporates Sustainability-Linked Loan (“SLL”) targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various sustainability performance targets including those in safety, climate change and alignment with the World Gold Council’s Responsible Gold Mining Principles.

8 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The $300.0 Debt Facility matures on December 31, 2027, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. The applicable margin applied is 2.50% based on a leverage ratio less than 1.0 times, 2.75% at a ratio less than 2.0 times, 3.00% at a ratio less than 2.5 times, and 3.50% at a ratio equal to or greater than 2.5 times. As at March 31, 2025, the applicable margin was 2.50% (December 31, 2024 - 2.50%).

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the completion of the Media Luna Project and the development of the EPO Underground Project and other existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.0, an interest coverage ratio of greater than or equal to 3.0 and a covenant on tangible net worth of $1.0 billion plus 50% of positive quarterly net income from January 1, 2024. As at March 31, 2025, the Company was in compliance with the financial and other covenants under the Debt Facility.

The Debt Facility is secured by all of the assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the Morelos Complex.

NOTE 8. LEASE-RELATED OBLIGATIONS

The Company leases several assets including light vehicles, plant equipment, mining equipment, including the primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations, and office space.

For the three months ended March 31, 2025, the total cash outflows for leases including principal and interest amounted to $4.9 (three months ended March 31, 2024 - $2.3).

The following table shows the lease-related obligations as at March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Lease obligations	$71.2	$60.3
Lease-related promissory notes	15.3	18.0
Less: Current portion of lease-related obligations	$86.5	$78.3
	30.1	29.2
Non-current portion of lease-related obligations	$56.4	$49.1

In 2023, the Company executed purchase agreements with suppliers for the primary production equipment, underground support equipment and personnel transport equipment for operations at Media Luna totalling $99.3. Subsequently, the purchases were assigned to financiers who will own the equipment once delivered by the suppliers. In connection with the arrangements, the Company and the financiers executed master leasing agreements, which required the financiers to provide advance payments to the suppliers ahead of equipment being delivered. In the event of non-compliance with the purchase agreements by the suppliers, the Company is obligated to provide payment to the financiers for the advance payments paid to date. In connection with advanced payments made by the financiers ahead of equipment being delivered by the suppliers, the Company executed interest-bearing promissory notes, of which $15.3 remain outstanding as at March 31, 2025 (December 31, 2024—$18.0). The promissory notes act as surety for the financiers. The promissory notes are accounted for as financial liabilities in accordance with IFRS 9. As at March 31, 2025, a corresponding

9 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

$15.3 asset has been recorded in other non-current assets in the Condensed Consolidated Interim Statements of Financial Position (December 31, 2024 - $18.0).

As at March 31, 2025, lease obligations included $63.4 of leases for certain pieces of the primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations that had been delivered and for which the leases had commenced (December 31, 2024 - $56.9). As the Company is deemed to have control of the equipment prior to delivery, and subsequently, upon entering into the lease agreement, control of the equipment is retained by the Company, the assignment of the purchases to the financiers did not qualify as a sale in accordance with IFRS 15, Revenue from Contracts with Customers; therefore, IFRS 16, Leases, sale-leaseback accounting was not applied. Rather, the lease obligations are accounted for as financial liabilities in accordance with IFRS 9. Upon commencement of the leases, the Company recognized a corresponding asset in property, plant and equipment in the Condensed Consolidated Interim Statements of Financial Position (Note 6).

NOTE 9. SHARE-BASED PAYMENTS

The Company has three share-based compensation plans: the Stock Option Plan (the “SO Plan”), the Restricted Share Unit Plan (the “RSU Plan”) and the Employee Share Unit Plan (the “ESU Plan”).

The ESU Plan allows for the issuance of Employee Restricted Share Units (“ERSUs”) and Employee Performance Share Units (“EPSUs”) to employees of the Company.

The following is a summary of the amounts of share-based compensation expense recognized during the three months ended March 31, 2025 and 2024:

	Three Months Ended
	March 31, 2025	March 31, 2024
Restricted Share Units	$0.7	$0.8
ERSUs	0.6	0.6
EPSUs	1.0	0.9

	$2.3	$2.3

Loss on remeasurement	7.6	4.2

Share-based compensation expense	$9.9	$6.5

Stock Option Plan

During the three months ended March 31, 2025, 13,126 common shares were issued from the exercise of 24,707 stock options (“Options”) (three months ended March 31, 2024 - nil and nil, respectively). As at March 31, 2025, nil Options were outstanding and exercisable under the SO Plan (December 31, 2024 - 24,707). No new Options may be granted, and the SO Plan was terminated, as all previously outstanding Options were exercised or expired in March 2025.

The weighted average share price at the date of exercise of Options exercised during the three months ended March 31, 2025 was C$37.46 (three months ended March 31, 2024 - C$nil). All Options exercised were exercised under the SO Plan’s cashless exercise option (three months ended March 31, 2024 - nil).

10 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Restricted Share Unit (“RSU”) and ESU Plans

The following is a summary of the number of RSUs outstanding under the RSU Plan, and ERSUs and EPSUs outstanding under the ESU Plan as at March 31, 2025 and December 31, 2024 and the fair value as at March 31, 2025 and December 31, 2024:

	Number Outstanding		Fair Value
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
RSUs	210,236	178,718	$5.8	$3.5
ERSUs	424,687	521,854	6.2	7.3
EPSUs	734,900	792,409	13.2	16.4

	1,369,823	1,492,981	$25.2	$27.2

The current portion of the fair value of the RSUs, ERSUs and EPSUs was recorded in accounts payable and accrued liabilities and the non-current portion in other non-current liabilities in the Condensed Consolidated Interim Statements of Financial Position.

Restricted Share Units

During the three months ended March 31, 2025, 36,771 RSUs were granted, and 5,253 RSUs were redeemed. As at March 31, 2025, 210,236 RSUs were redeemable (December 31, 2024 - 178,718).

Employee Restricted Share Units

During the three months ended March 31, 2025, 103,334 ERSUs were granted, which will vest in three approximately equal instalments in January 2026, 2027 and 2028 and have an estimated weighted average fair value at the grant date of C$28.55 per ERSU; 197,407 ERSUs were settled; and 3,094 ERSUs were forfeited.

As at March 31, 2025, 4,922 ERSUs were redeemable (December 31, 2024 - nil).

Employee Performance Share Units

During the three months ended March 31, 2025, 155,000 EPSUs were granted, which will vest in January 2028 and have an estimated weighted average fair value at the grant date of C$38.50 per EPSU; 194,488 EPSUs were granted as a result of the performance factor adjustment upon vesting of the 2022 EPSUs; 401,867 EPSUs were settled; and 5,130 EPSUs were forfeited.

As at March 31, 2025, nil EPSUs were redeemable (December 31, 2024 - nil).

11 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following is a summary of the weighted average assumptions used in the Monte Carlo simulation model for EPSUs granted during the three months ended March 31, 2025 and 2024:

	Three Months Ended

	March 31, 2025	March 31, 2024
Risk-free interest rate	3.06%	4.19%
Expected share price volatility	49%	48%
Expected life of units (in years)	2.95	2.95
Annual dividends	0%	0%
Estimated forfeiture rate	3%	6%

NOTE 10. OTHER EXPENSES

For the three months ended March 31, 2025, other expenses was $nil (three months ended March 31, 2024 - $1.2 comprised of expenditures related to an upgrade and consolidation of the Company’s enterprise resource planning system and training expenditures related to the Media Luna Project).

NOTE 11. DERIVATIVE CONTRACTS

The following table shows the fair value of derivative contracts and their classification in the Condensed Consolidated Interim Statements of Financial Position as at March 31, 2025 and December 31, 2024:

	Classification	Fair Value as at March 31, 2025	Fair Value as at December 31, 2024
Gold contracts	Current assets	$4.1	$—
Currency contracts	Current assets	0.3	—

Total derivative assets		$4.4	$—

Currency contracts	Current liabilities	$0.8	$3.5

Total derivative liabilities		$0.8	$3.5

Gold Contracts

In January 2025, the Company entered into gold put options for a premium of $4.7 to sell 155,000 ounces of gold between January 2025 and December 2025 at a strike price of $2,500 per ounce (year ended December 31, 2024 - nil).

As at March 31, 2025, the outstanding gold put options had a strike price of $2,500 per ounce to sell 128,250 ounces of gold between April 2025 and December 2025 (December 31, 2024—nil).

The table below provides a summary of the gold put options outstanding as at March 31, 2025:

	Gold Ounces	Average Strike Price per Ounce	Notional Value	Fair Value as at March 31, 2025
Current assets	128,250	$2,500	$320.6	$4.1

12 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Currency Contracts

Foreign Exchange Zero-Cost Collars

During the three months ended March 31, 2025, the Company did not enter into any additional foreign exchange zero-cost collars (year ended December 31, 2024 - the Company entered into a series of zero-cost collars, whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the MXN between July 2024 and December 2025 for a total notional value of $123.7, with a weighted average put strike (floor) rate of 19.41:1 and a weighted average call strike (ceiling) rate of 21.32:1).

As at March 31, 2025, the outstanding MXN/USD foreign exchange collar contracts had a weighted average put strike (floor) rate of 19.70:1 and a weighted average call strike (ceiling) rate of 21.63:1 to settle a notional value of $75.0 between April 2025 and December 2025 (December 31, 2024 - weighted average put strike (floor) rate of 19.70:1 and a weighted average call strike (ceiling) rate of 21.63:1 to settle a notional value of $100.0 between January 2025 and December 2025).

The table below provides a summary of the foreign exchange collar contracts outstanding by maturity as at March 31, 2025:

	Average Put Strike (Floor) Rate (MXN/USD)	Average Call Strike (Ceiling) Rate (MXN/USD)	Notional Value	Fair Value as at March 31, 2025
Less than 1 year	19.70	$21.63	$75.0	(0.8)

Foreign Exchange Forwards

During the three months ended March 31, 2025, the Company did not enter into any additional foreign exchange forward contracts (year ended December 31, 2024 - the Company entered into foreign exchange forward contracts to purchase 924.3 million MXN for $44.0 between January 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1).

As at March 31, 2025, the outstanding MXN/USD foreign exchange forward contracts had a weighted average MXN/USD foreign exchange rate of 21.01:1 to purchase 693.2 million MXN for $33.0 between April 2025 and December 2025 (December 31, 2024 - weighted average MXN/USD foreign exchange rate of 21.01:1 to purchase 924.3 million MXN for $44.0 between January 2025 and December 2025).

The table below provides a summary of the foreign exchange forward contracts outstanding by maturity as at March 31, 2025:

	Average Foreign Exchange Rate (MXN/USD)	Notional Value	Fair Value as at March 31, 2025
Less than 1 year	21.01	$33.0	$0.3

Derivatives arising from gold forward contracts and foreign exchange collar and forward contracts are intended to manage the Company’s risk management objectives associated with changing market values. These derivatives have not been designated as hedges. Changes in the fair value of these derivative contracts are recognized as a derivative (gain) loss, net in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income.

13 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following table shows the (gains) losses on derivative contracts during the three months ended March 31, 2025 and 2024:

	Three Months Ended
	March 31, 2025	March 31, 2024
Unrealized (gain) loss on gold contracts	$(0.2)	$11.4
Unrealized (gain) loss on currency contracts	(3.0)	0.2
Realized loss on gold contracts	0.8	5.4
Realized gain on currency contracts	(0.4)	(0.8)

	$(2.8)	$16.2

NOTE 12. EARNINGS PER SHARE

Earnings per share was calculated using the weighted average number of common shares outstanding for the three months ended March 31, 2025 and 2024 as follows:

		Three Months Ended
	Note	March 31, 2025	March 31, 2024
Net income		$39.0	$43.1
Gain on remeasurement of share-based payments	9	—	—

Net income, net of gain on remeasurement of share-based payments		$39.0	$43.1

Basic weighted average shares outstanding		86,125,855	85,949,559
Weighted average shares dilution adjustments:
Options		9,957	—
RSUs		189,873	145,265
ERSUs		284,378	177,521
EPSUs		716,836	227,015

Diluted weighted average shares outstanding		87,326,899	86,499,360

Earnings per share
Basic		$0.45	$0.50
Diluted		$0.45	$0.50

14 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following is a summary for the three months ended March 31, 2025 and 2024 of the Options, RSUs, ERSUs and EPSUs excluded in the diluted weighted average number of common shares outstanding, as their exercise or settlement would be anti-dilutive in the earnings per share calculation:

	Three Months Ended
	March 31, 2025	March 31, 2024
Options	—	24,707
RSUs	—	—
ERSUs	102,054	200,480
EPSUs	186,759	607,999

	288,813	833,186

NOTE 13. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in Non-Cash Operating Working Capital

	Three Months Ended
	March 31, 2025	March 31, 2024
Value-added tax receivables, net	$4.4	$(4.7)
Inventory	(9.7)	(4.0)
Prepaid expenses and other current assets	12.5	7.6
Accounts payable and accrued liabilities	0.6	8.4

Changes in non-cash operating working capital	$7.8	$7.3

NOTE 14. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, accounts payable and accrued liabilities, derivative contracts, debt and lease-related obligations. Other than the derivative contracts and trade receivables related to copper sales, these financial instruments are recorded at amortized cost in the Condensed Consolidated Interim Statements of Financial Position. The fair values of these financial instruments, excluding debt and lease-related obligations, approximate their carrying values due to their short-term maturity.

The derivative contracts and trade receivables related to copper sales are recorded at fair value and revalued through income at the end of each reporting period and are classified as Level 2 within the fair value hierarchy. The fair value of derivative contracts is estimated using a combination of quoted prices and market-derived inputs. The fair value of trade receivables related to copper sales is estimated using the forward price based on when the sale is expected to settle in final.

The carrying amount of debt is presented net of unamortized deferred finance charges. The fair value of the Company’s debt is determined by using a discounted cash flow approach, whereby future cash flows associated with the debt were discounted at a rate that equates to the risk-free rate plus an unobservable credit spread; therefore, the debt is classified within Level 3 of the fair value hierarchy. As at March 31, 2025, the fair value of the Company’s debt approximates its carrying value (excluding unamortized deferred finance charges), as the current interest rate and credit spread adjustment are relatively unchanged.

There were no amounts transferred between levels of the fair value hierarchy during the three months ended March 31, 2025 and the year ended December 31, 2024.

16 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 15. COMMITMENTS

Purchase Commitments

As at March 31, 2025, the total purchase commitments for the operations at the Morelos Complex and the Media Luna Project are as follows:

	As at March 31, 2025

	Less than 1 year	1-3 years	4-5 years	Greater than 5 years	Total
Operating commitments[1]	$321.6	$222.8	$46.3	$—	$590.7
Capital commitments[1]	63.0	3.7	1.3	0.4	68.4

	$384.6	$226.5	$47.6	$0.4	$659.1

1.	Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

During the year ended December 31, 2024, the Company entered into a power purchase agreement for the delivery of 236,520 megawatt hours of electricity per year over a period of five years, at a fixed rate per megawatt hour, subject to annual inflation adjustments. Delivery under the power purchase agreement commenced in December 2024. As at March 31, 2025, the agreement is accounted for as an executory contract on the basis that the contract is held for the purpose of the receipt of a non-financial item in accordance with the expected electricity usage by the Company over the contract term. Included in operating commitments as at March 31, 2025 is $92.3 relating to the power purchase agreement.

Morelos Complex Royalties

Production revenue from certain concessions is subject to a 2.5% royalty payable to the Mexican Geological Survey agency. The royalty is accrued based on revenue and is payable on a quarterly basis. For the three months ended March 31, 2025, the Company paid $6.6 for the 2.5% royalty relating to the fourth quarter of 2024 (three months ended March 31, 2024 - $7.2 relating to the fourth quarter of 2023). As at March 31, 2025, the Company accrued $4.3 for the 2.5% royalty relating to the first quarter of 2025 (December 31, 2024 - $6.8 relating to the fourth quarter of 2024).

Prior to January 1, 2025, the Company was subject to a mining tax of 7.5% on taxable earnings before the deduction of taxes, interest, depreciation and amortization, and a royalty of 0.5% on sales of gold, silver and platinum. As of January 1, 2025, the mining tax and royalty increased to 8.5% and 1.0%, respectively. Both the mining tax and royalty are payable to the Servicio de Administración Tributaria on an annual basis in March of the following year. The mining tax is considered an income tax for the purposes of IFRS Accounting Standards. In March 2025, the Company paid $39.4 in respect of the 7.5% and 0.5% mining tax and royalty, respectively, for 2024 (paid in March 2024 - $29.4 for 2023). As at March 31, 2025, the Company accrued $6.2 and $1.7 for the 8.5% and 1.0% mining tax and royalty, respectively, to be paid in March 2026, respectively (December 31, 2024 - $34.5 and $5.1 accrued for the 7.5% and 0.5% mining tax and royalty, respectively, to be paid in March 2025, respectively).

15 Torex Gold Resources Inc. | TSX: TXG